Exhibit 99.1

Bright Scholar Announces US$9.4 Million in Share Repurchase since April 2018

FOSHAN, August 14, 2018 (PR Newswire) — Bright Scholar Education Holdings Limited (“Bright Scholar” or the “Company”) (NYSE: BEDU), the largest operator of international and bilingual K-12 schools in China*, today announced that that it has repurchased 622,000 of its American depositary shares as of August 14, 2018, for an aggregate purchase price of approximately US$9.4 million, since the adoption of its previously announced share repurchase program in April 2018.

*	In terms of student enrollment as of September 1, 2017, according to an industry report commissioned by Bright Scholar and prepared by Frost & Sullivan in 2017.

About Bright Scholar Education Holdings Limited

Bright Scholar is the largest operator of international and bilingual K-12 schools in China*. The Company is dedicated to providing quality international education to Chinese students and equipping them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education overseas. It also complements its international offerings with Chinese government-mandated curriculum for students who wish to maintain the option of pursuing higher education in China. As of May 31, 2018, Bright Scholar operated 67 schools covering the breadth of K-12 academic needs of its students across seven provinces in China. In the first nine months of the 2018 school year ended May 31, 2018, Bright Scholar had an average of 35,275 students enrolled at its schools.

*	In terms of student enrollment as of September 1, 2017, according to an industry report commissioned by Bright Scholar and prepared by Frost & Sullivan in 2017.

IR Contact:

FleishmanHillard

Email: BrightScholar.ir@fleishman.com

Phone: +852 2586 7825